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                       THE FINANCE COMPANY OF PENNSYLVANIA
                          400 Market Street, Suite 425
                             Philadelphia, PA 19106


                                                             Tel: (215) 351-4778
                                                             Fax: (215) 351-4779


February 1, 2008

FILED AS EDGAR CORRESPONDENCE
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Patricia Williams
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Dear Ms. Williams:

Set forth below are your comments, and our responses to the comments, on the Preliminary Proxy Statement for the special meeting of the shareholders of The Finance Company of Pennsylvania (the "Company"). Both the comments and responses are based on the Preliminary Proxy Statement filed with the U.S. Securities and Exchange Commission on December 17, 2007.

1. Comment: In the paragraph entitled "Abstentions, Withheld Votes and Broker Non-Votes," please revise the disclosure to indicate that abstentions and broker non-votes will have the same effect as a vote "against" the proposal.

     Response: We have complied with this request.

2. Comment: Discuss the differences between the current advisory contract and the new advisory contract.

     Response: The differences between the current advisory contract and the new advisory contract are discussed in the section of the proxy statement entitled "Differences Between the Current Contract and the New Contract." As stated in that section, except for (a) the effective date of the contracts; (b) the parties to the contracts (i.e., the Company and Cooke & Beiler LLP rather than the Company and Cooke & Beiler LP); and (c) one non-material change to the compensation section of the New Contract, which is discussed in the proxy statement, the new advisory contract is identical to the current advisory contract.

3. Comment: Discuss the change to the compensation section of the new advisory contract.
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Securities and Exchange Commission
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     Response: The change that was made to the compensation section of the new advisory contract is discussed in the sub-section of the proxy statement entitled "Compensation" in the section of the proxy statement entitled "Description of the Material Terms of the New Investment Advisory Contract." As stated in the proxy statement, unlike the current advisory contract, the new advisory contract provides for the exclusion of the value of the Company's holdings in the ETF Shares of the Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Funds (the "Vanguard Fund"), when calculating the amount of assets upon which the advisory fee is based.

4. Comment: Discuss how the change to the compensation section of the new advisory contract affects the advisory fee paid to Cooke & Beiler LLP ("C&B LLP").

     Response: C&B LLP's investment advisory fee is paid at an annual rate and is based upon the value of the assets of the Company C&B LLP is managing at the end of the month immediately preceding the date of payment (the "Portfolio Value"). However, given that C&B LLP acts as an investment adviser without investment discretion under both the current advisory contract and new advisory contract, the value of certain holdings of the Company are excluded when calculating Portfolio Value. In general, these excluded holdings are either holdings without a regular or active trading market and/or holdings that the officers and directors of the Company have particularly close knowledge and where the Company has not relied upon C&B LLP's recommendation to purchase such securities. Because C&B LLP receives an asset based investment advisory fee, excluding the value of the Vanguard Fund when calculating Portfolio Value has the effect of causing C&B LLP not to be paid an advisory fee on the value of the Company's assets invested in the Vanguard Fund. Depending on the circumstances, excluding the value of a portfolio holding of the Company when calculating Portfolio Value may either (a) lower the amount of the advisory fee paid to C&B LLP for a particular month (i.e., some or all of the assets used to fund the purchase of such holding were previously invested in a security the value of which was included when calculating Portfolio Value); or (b) have no effect on the amount of the advisory fee paid to C&B LLP (i.e., all of the assets used to fund the purchase of such holding were previously invested in a security the value of which was also excluded when calculating Portfolio Value). As discussed in the proxy statement, the Vanguard Fund is one of many holdings of the Company that is excluded when calculating Portfolio Value.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
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Please do not hesitate to call the undersigned at 215.351.4778 with any questions or comments.

Very truly yours,


/s/ Charles E. Mather III
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Charles E. Mather III